UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686164302

(CUSIP Number)

Seth A. Klarman,  The Baupost Group L.L.C.  10 ST JAMES AVE  BOSTON,  Massachusetts  02116  Phone : 617-210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on March 24, 2016, as amended by Amendment No. 1 thereto filed with the Commission on July 12, 2016, Amendment No. 2 thereto filed with the Commission on April 26, 2018, Amendment No. 3 thereto filed with the Commission on October 26, 2018 and Amendment No. 4 thereto filed with the Commission on October 31, 2018 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined and except as specifically provided herein, this amendment (“Amendment No. 5”) does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)	No changes to Item 2 of the Schedule 13D are made by Amendment No. 5.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

No changes to Item 3 of the Schedule 13D are made by Amendment No. 5.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 17, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtor’s Modified Amended Plan of Liquidation dated May 14, 2019 (the “Plan of Liquidation”) filed by the Issuer. The Plan of Liquidation is Exhibit F to the Schedule 13D and any description thereof is qualified in its entirety by reference thereto. The Plan of Liquidation became effective on May 31, 2019. Pursuant to the Plan of Liquidation and Confirmation Order, as a Prepetition Secured Noteholder Baupost was required to surrender its Prepetition Secured Notes certificates in order to receive a distribution under the Plan of Liquidation on its allowed Prepetition Secured Noteholder claim. Each such Prepetition Secured Noteholder received in exchange for its Prepetition Secured Notes certificates a pro rata distribution of the Issuer’s distributable cash, cash proceeds from tax refunds and unused amounts of wind down reserves, each as defined in the Plan of Liquidation. The Plan of Liquidation further provided that all outstanding equity interests in the Issuer would be cancelled for no consideration on the effective date of the Plan of Liquidation. The shares of Series Z Non-Convertible, Non-Voting Preferred Stock and Warrants to Purchase Common Stock held by Baupost were cancelled in accordance with such provision.

On May 31, 2019, the Issuer filed with the Commission a Certification and Notice of Termination of Registration under Section 12(G) of the Securities Exchange Act of 1934 on Form 15 with respect to the Common Stock.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 4 is incorporated by reference herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)
The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 31, 2019. Therefore, this Amendment No. 5 constitutes the final amendment to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to Item 6 of the Schedule 13D are made by Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit F – Debtor’s Modified and Amended Plan of Liquidation dated May 14, 2019 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 23, 2019)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

June 04, 2019	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

June 04, 2019	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

June 04, 2019	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)